UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom Holding B.V. IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.2%
14	TYPE OF REPORTING PERSON CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other persons referred to in Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

2

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.

3

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Holding GmbH IRS identification number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.2%
14	TYPE OF REPORTING PERSON CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

4

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.

5

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.2%
14	TYPE OF REPORTING PERSON CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

6

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.

7

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.2%
14	TYPE OF REPORTING PERSON CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

8

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case as of June 15, 2020.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.

9

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 8 (this “Amendment No. 8”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019, Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020 and Amendment No. 7 to Schedule 13D filed with the Commission on April 2, 2020 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in Item 2), which agreements contain, among other things, certain voting agreements and transfer and other restrictions.  As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, remain unchanged. Capitalized terms used in this Amendment No. 8 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

In connection with SoftBank’s exploration of one or more transactions with respect to the Common Stock beneficially owned by SoftBank and SoftBank UK, representatives of SoftBank have approached representatives of the Reporting Persons regarding one or more potential transactions with respect to such Common Stock.  These transactions may include one or more of: privately negotiated transactions between the Reporting Persons, SoftBank and SoftBank UK; privately negotiated transactions between the Reporting Persons and the Issuer; private placements or public offerings by SoftBank and SoftBank UK; privately negotiated transactions between SoftBank and SoftBank UK, on the one hand, and the Issuer or one or more other stockholders of the Issuer or third parties, on the other hand; derivative or hedging transactions by SoftBank and SoftBank UK; margin loans by SoftBank and SoftBank UK; or other structured transactions (“Potential Transactions”).  The exploration or execution of any Potential Transactions involve discussions and negotiations between or among the Reporting Persons, the Issuer and SoftBank, including plans or proposals to amend, waive or grant a consent under the transfer restrictions applicable to SoftBank and SoftBank UK under the Proxy Agreement. In addition, the Potential Transactions may involve discussions and negotiations between the Reporting Persons, on the one hand, and third parties, on the other hand.  Some of the Potential Transactions under consideration would require the approval of the board of directors of the Issuer.  Such discussions and negotiations relate to, and may involve or result in, one or more of the types of matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons have had, and continue to have, discussions with SoftBank and the Issuer regarding Potential Transactions. Any action or actions the Reporting Persons might undertake in respect of the Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; accounting and tax considerations; the outcome of negotiations with SoftBank and the Issuer; and other factors and future developments. There can be no assurance that the aforementioned explorations of Potential Transactions will lead to any transactions being consummated.  The Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2020

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
	Title:	Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Ton Zijlstra
	Name	Ton Zijlstra
	Title	Managing Director

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Schedule A-3 is amended and restated as follows:

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I.	Board of Management

Name	Business Address	Present Principal Occupation
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board
Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems
Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor
Srini Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe
Dr. Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)
Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development
Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation
Dr. Dirk Wössner	Landgrabenweg 151, Bonn, Germany 53227	Board Member for Germany

* = citizen of the United States

† = citizen of the United Kingdom

II.	Supervisory Board

Name	Business Address	Present Principal Occupation
Rolf Bösinger	Wilhelmstrasse 97, Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin
Günter Bräunig	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	CEO KfW
Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn
Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn
Lars Hinrichs	Badestraße 2, Hamburg, Germany 20148	CEO Cinco Capital GmbH, Hamburg
Helga Jung	Hahnenbichlstraße 24 86833 Ettringen	Former Member of the Board of Management of Allianz SE, Munich
Prof. Dr. Michael Kaschke	Carl-Zeiss-Strasse 22, Oberkochen, Germany 73447	Former CEO & President Carl Zeiss AG, Oberkochen
Nicole Koch	Landgrabenweg 147, Bonn, Germany 53227	Chairwoman of the Works Council at Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn
Dagmar P. Kollmann †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards
Petra Steffi Kreusel	Hahnstrasse 43d, Frankfurt am Main, Germany 60528	Senior Vice President, Customer & Public Relations at T-Systems International GmbH, Frankfurt am Main
Harald Krüger	Petuelring 130, München, Germany 80788	Former Chairman of the Management Board of Bayerische Motoren Werke Aktiengesellschaft, Munich
Ulrich Lehner	Henkelstraße 67, Düsseldorf, Germany 40589	Member of the Shareholders’ Committee of Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG
Kerstin Marx	Friedrich-Ebert-Allee 140, 53113 Bonn	Chairwoman of the Group Works Council of Deutsche Telekom AG, Bonn
Frank Sauerland	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Head of Committee, Collective Bargaining Policy, TC /IT National Committee at the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG

Name	Business Address	Present Principal Occupation
Lothar Schröder	Ingelheimer Str. 53 28199 Bremen	Trade Union Secretary and former Member of the ver.di National Executive Board, Berlin
Nicole Seelemann-Wandtke	Kronshagener Weg 105, Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn
Sibylle Spoo	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin
Karl-Heinz Streibich	Zimmerweg 15, Frankfurt, Germany 60325	President acatech – Deutsche Akademie der Technikwissenschaften, Berlin
Margret Suckale	Am Rathenaupark 1, Hamburg, Germany 22763	Member of Supervisory Board of Heidelberg Cement AG
Karin Topel	Querstraße 1, Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District
* = citizen of Greece

† = citizen of Austria

SCHEDULE B

Certain Information Regarding the
Separately Filing Group Members(1)

		Number of Shares Beneficially Owned With(2)
Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	304,606,049 (24.7%)	0	0	304,606,049	0
SoftBank Group Capital Limited	304,606,049 (24.7%)	0	0	304,606,049	0

(1)
See the Schedule 13D filed on June 15, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2)
The information shown in the table with respect to the number of shares beneficially owned is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of June 15, 2020.

(3)
The information shown in the table with respect to the percentage of shares beneficially owned is based on the number of shares of Common Stock outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.